Flight Penguin

Departure location

Destination location

Round trip?

Departure date
07/01/2022

Return date
07/03/2022

Passengers
1

Cabin
Economy

Search

Want to own part of Flight Penguin?

We're offering our early users a chance to invest in Flight Penguin. People like you have been helping us grow more than 20% a month since the start of the year, and we're just getting started. Details about our progress and the raise are available on our crowdfunding page.

Learn more

Take the pain out of flight search.

Visualize flights


CMH
7:00am
DEN
8:40am
CMH
6:00am
ORD
DEN
9:00am

Fly pain free


$485
$485
$508
$508
$417

One search


AIRLINES
Alaska
American
Delta
Frontier
JetBlue
Spirit
AIRLINES
Air Canada
Air India
American
British
Etihad Airways
AIRLINES
Aer Lingus
Air France
Austrian
British

Max Morlocke

Cofounder & CEO at Flight Penguin

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Max Morlocke (He/Him) • You

Cofounder & CEO at Flight Penguin

2mo •

Flight Penguin is now listed on Wefunder. We've built the best flight search solution available - crowdfunding will allow us to grow faster and ensure our owners continue to care about making flight search easier! Your feedback and support would be appreciated!


Departures
$183
$183
$187
$138
$49
$144
$90
$90

Invest in Flight Penguin: The browser extension that takes the pain out of flight search

wefunder.com • 1 min read

About

Priva

Adver

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Linked

Flight Penguin: Taking th

flightpenguin.com

Incognito

Flight Penguin

It's Time to Put Kayak on Ice

Take the pain out of flight search. Built by some of the same people who built Hipmunk, Flight Penguin is now available as a browser extension for Chrome, Edge, and Firefox.

Let's get flying

Become an owner

Visualize your Choices

Our time-bar layout makes it easy to see when flights depart and land. Gaps show layovers, so you can see how long you'll be on the ground and if you'll have time for a call or a snack.


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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.